UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 1, 2005

Commission File Number: 333-06552

Tembec Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Quebec ———————————————————————————————————
(Jurisdiction of incorporation or organization)

800 René-Lévesque W. Suite 1050 Montreal, Québec H3B 1X9
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ ] Form 20-F [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

THE ADITYA BIRLA GROUP OF INDIA AND TEMBEC SIGN A FRAMEWORK AGREEMENT WITH THE
PROVINCE OF NEW BRUNSWICK REGARDING THE ACQUISITION OF THE ST. ANNE NACKAWIC
PULP MILL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tembec Inc.

Date: 01/04/2005	By:	Michel Dumas
	Name:	Michel Dumas
	Title:	Vice President, Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99	Press release